UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Safeguard Scientifics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

786449207

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS, LLC

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399-5402

DARREN C. WALLIS

MAPLEWOOD PARTNERS, LLC

555. E. Lancaster Avenue, Suite 640

Radnor, PA 19087

(610) 816-6660

[With a copy to]

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, NY 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		467,021 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

467,021 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

467,021 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2% (See Item 5)
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,465
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		467,021 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,465
	10	SHARED DISPOSITIVE POWER

467,021 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,486 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Advisors IM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (See Item 5)
14	TYPE OF REPORTING PERSON

IA

4

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Darren C. Wallis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		162,299 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

162,299 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,299 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Sierra Capital Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Global Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

AVI Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		162,299 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

162,299 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,299 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 786449207

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).

Item 2.	Identity and Background.

Item 2 is hereby amended as follows:

In connection with the LP Expiration, as defined and described in Item 4 below, the Reporting Persons have terminated the Joint Filing Agreement as described in further detail in Item 6. Accordingly, the Reporting Persons shall no longer be members of a Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 5.

Item 3.	Source and Amounts of Funds or other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock acquired by the Reporting Persons were purchased with working capital of each of HCPF, HCM, MAIM, and Sierra (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The net investment costs (including commissions, if any) of the Shares directly owned by the Reporting Persons is approximately $12,204,592, including the net cost of Shares. The amounts paid were funded by working capital. The 25,465 shares of Common Stock owned directly by Mr. Manko were granted to Mr. Manko in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

In connection with the expiration of that certain limited partnership agreement of Sierra, which terminated pursuant to its terms, HCM and HCP have relinquished control over Sierra to MAIM and MGP (the “LP Expiration”). Each of HCM and HCP no longer retain voting or dispositive power over the shares of Common Stock held directly by Sierra. Accordingly, the Reporting Persons have determined to terminate the Joint Filing Agreement, as further described in Item 6 below.

14

CUSIP No. 786449207

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The percentages used herein are calculated based upon 20,893,063 shares of Common Stock issued and outstanding as of November 2, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 9, 2020.

As of the close of business on December 15, 2020:

1. HCM

(a) Amount beneficially owned: 467,021*

(b) Percent of class: 2.2% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 467,021*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 467,021*

2. Mr. Manko

(a) Amount beneficially owned: 467,021*

(b) Percent of class: 2.4% *

(i) Sole power to vote or direct the vote: 25,465

(ii) Shared power to vote or direct the vote: 467,021*

(iii) Sole power to dispose or direct the disposition: 25,465

(iv) Shared power to dispose or direct the disposition: 467,021*

3. MAIM

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.4% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

15

CUSIP No. 786449207

4. MP

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.4% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

5. Mr. Wallis

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.4% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

6. HCP

(a) Amount beneficially owned: 162,299*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 162,299*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 162,299*

7. Sierra

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.4%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

16

CUSIP No. 786449207

8. MGP

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.4%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

9. MCP

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 0

10. HCPF

(a) Amount beneficially owned: 162,299*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 162,299*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 162,299*

11. AVI

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 0

17

CUSIP No. 786449207

12. MAGP

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 0

* Sierra owns directly 707,845 shares of Common Stock. Pursuant to investment management agreements, MAIM maintains investment and voting power with respect to the securities held by Sierra. However, despite the delegation of investment and voting power to MAIM, MGP may be deemed to be the beneficial owners of such securities under Rule 13d-3 of the Exchange Act (“Rule 13d-3”) because MGP has the right to acquire investment and voting power through termination of investment management agreements with MAIM. HCPF owns directly 162,299 shares of Common Stock, including 100 shares that are held in record name. Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF. However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM. HCM also acts as the investment adviser to certain managed accounts. Under investment management agreements with these managed accounts, HCM has investment and voting power with respect to 304,722 shares of Common Stock held in the client managed accounts. MGP is the general partner for Sierra. MAGP is the general partner of AVI. HCP is the general partner of HCPF. Mr. Manko is the managing member of HCM and HCP. MP is the parent company of MGP, MAIM and MAGP and the general partner of MCP. Mr. Wallis is the managing member of MP, MGP, MAGP, MAIM and MCP. By reason of the provisions of Rule 13d-3, (i) each of MP, MGP, Mr. Wallis and MAIM may be deemed to beneficially own the 707,845 shares of Common Stock held by Sierra, (ii) each of HCM and Mr. Manko may be deemed to beneficially own the 467,021 shares of Common Stock held by HCP and the managed accounts, and (iii) HCP may be deemed to beneficially own the 162,299 shares of Common Stock held by HCPF.

Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this Schedule 13D except to the extent of his or its pecuniary interest therein.

(c)       The Reporting Persons have not entered into any transactions in the shares of Common Stock during the past 60 days. Reference is made to Item 5 for additional information regarding the LP Expiration.

(d)       As of December 15, 2020, none of the Reporting Persons beneficially owned more than 5% of the outstanding shares of Common Stock.

18

CUSIP No. 786449207

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 15, 2020, the Reporting Persons terminated the Joint Filing Agreement. A copy of such termination agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1        Termination of the Joint Filing Agreement, dated December 15, 2020.

19

CUSIP No. 786449207

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 15, 2020	HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
		Name:	Joseph M. Manko, Jr.
		Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

MAPLEWOOD PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

MAPLEWOOD ADVISORS IM, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

/s/ Darren C. Wallis
DARREN C. WALLIS

HORTON CAPITAL PARTNERS, LLC

By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

20

CUSIP No. 786449207

SIERRA CAPITAL INVESTMENTS, LP

By:	Horton Capital Partners, LLC and Maplewood Global Partners, LLC, its General Partners

By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member, Horton Capital Partners, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member, Maplewood Global Partners, LLC

Maplewood Capital Partners, LP

By:	Maplewood Partners, LLC, its General Partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

MAPLEWOOD GLOBAL PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

HORTON CAPITAL PARTNERS FUND, LP

By:	Horton Capital Partners, LLC, its General Partner

By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

21

CUSIP No. 786449207

AVI CAPITAL PARTNERS, LP

By:	Maplewood Advisors GP, LLC, its General Partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

MAPLEWOOD ADVISORS GP, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

22